Davis
 Auditing &
 Accounting


October 26, 2000


Raike Financial Group, Inc.
275 Parkway 575
Suite 100
Woodstock, Ga.  30188

RE:  Earnings per share computation

Dear Sir,

The amount known as Earnings per share is computed by taking the after tax net income and dividing that figure by the number of common stock shares that are currently outstanding.

For the year ended December 31, 1999, the computation would be as follows:

Net Income                                                        $ 57,454

Common stock shares outstanding                    40,827

Earnings per share  (57,454 / 40,827)               $1.40 per share

If you have any questions, please feel free to call me at (770) 479-5458.


Sincerely,



Mitchell Davis, CPA









  150 North Street, Canton, Ga.  30114  Phone (770) 479-5458  Fax (770) 479-7738